UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET ON RELATED PARTY TRANSACTION

Banco Santander (Brasil) S.A., hereby informs the market, in compliance with Annex F of CVM Resolution No. 80, of March 29, 2022, as amended, the following about related-party transactions:

Name of the Parties	• Banco Santander (Brasil) S.A. (“Company”) • Banco Santander, S.A. (“Santander Espanha”)

Description of the Transaction

On January 1, 2023, the Parties entered into a Master Services Agreement, pursuant to which Santander Spain provides certain services to the Company.

On March 10, 2026, the Parties entered into the “Intercompany Advance Payment Agreement Linked to the Master Services Lease Agreement executed between Banco Santander S.A. and Banco Santander (Brasil) S.A. on January 1, 2023” (“Agreement”), for the purpose of enabling the advance payment of amounts related to services already contracted and/or to be contracted, to be performed in the 2026 fiscal year, under the Agreement.

Under the terms of the Agreement, the transaction consists of the provision, by Santander Spain, of intra-group services of a strategic, technical, and operational nature, with the objective of enabling the alignment of strategic decisions, the coordination of operations, and the standardization of governance processes and practices within the Santander Group.

The services encompass, in an integrated manner:

(i) the development, implementation, and updating of global methodologies, frameworks, and processes, including those related to risk management, strategic planning, and resource allocation, in accordance with international norms and standards;

(ii) the monitoring, control, and review of the quality of processes executed by the Company, including activities aimed at maintaining external certifications and adherence to global standards;

(iii) support for risk management, internal controls, compliance, and cybersecurity, including policy definition, testing, training, awareness campaigns, and implementation of governance and information security structures;

(iv) support for relations with regulators and supervisors, including analysis of regulatory requirements, definition of action plans, and coordination of local implementation;

(v) the development, implementation, and evolution of tools, technological solutions, and initiatives related to data management, analytics, artificial intelligence, and digital transformation;

(vi) support for the definition and execution of the operations strategy, including efficiency initiatives, process standardization, supplier management, global negotiation, and sharing of best practices among the Group's units;

(vii) the development of initiatives related to products and businesses, including cards, payment methods, marketing, and digital solutions, leveraging global platforms and synergies;

(viii) support for people management, including initiatives for attracting, developing, and retaining talent, as well as defining compensation and incentive policies;

(ix) support for capital management, including regulatory analysis, resource optimization, and sharing of best practices among the units; and

(x) the sharing of assets, solutions, licenses, and services contracted globally, including the cost allocation and recharge of related costs.

The contracting of these services aims to ensure consistency of practices and standards among the Group's units, mitigate operational and regulatory risks, capture synergies and economies of scale, as well as increase operational efficiency and the quality of services provided by the Company.

Relationship with the issuer	The Company is indirectly controlled by Santander Spain.
Purpose of the transaction	The purpose of the transaction is the provision of certain services and the development of projects in alignment with the global strategy of the Santander Group.

Description of the negotiation process informing (i) who was responsible for deciding on the contract, (ii) whether the decision was taken by the competent administration body; and (iii) the administrators who participated in the decision

Service contracting is determined by global and local committees within the Santander Group, managed by executives who participate in technical decision-making and cost approval. The contracting process between related parties took into account the criticality and relevance of the scope involved, the magnitude of the transaction, and the need to ensure the security of financial information, minimize operational impact, and ensure business continuity.

The transaction was conducted in compliance with the terms and conditions of the Company’s Related Party Transactions Policy, particularly item 5.1..

Main Terms and Conditions	The negotiated amount for the listed services is EUR 44,020,145.00 (forty-four million, twenty thousand, one hundred and forty-five euros), equivalent to BRL 264,613,895.62 (two hundred and sixty-four million, six hundred and thirteen thousand, eight hundred and ninety-five reais and sixty-two centavos), based on the EUR/BRL exchange rate as of March 10, 2026.
Absence of withdrawal rights	Not applicable.
Participation of the related party, its partners or administrators in the decision-making process and negotiation of the transaction

Although officers of Santander Group entities participated in the internal evaluation and approval processes of the transaction, the negotiation and execution of the contractual instruments were conducted independently and based on objective arm’s length criteria.

No shareholder or director of the related party interfered in a manner that could compromise the impartiality of the negotiation, and the final decisions regarding the engagement were made based on economic criteria, operational efficiency factors, and applicable regulatory compliance requirements.

.

Reasons why the issuer´s management considers that the transaction was carried out on an arm’s length basis or sets forth adequate compensation	The transaction observed arm’s length conditions, on a strictly commercial basis, duly validated according to parameters and methodologies practiced by the market and parameterized in previous transactions of the same nature.

São Paulo, March 19, 2026.

Gustavo Alejo Viviani

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 19, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer